Exhibit 1

North America’s Railroad

NEWS RELEASE

CN reaches Resolution Agreement with TCI

Requisition for Special Meeting of Shareholders on March 22, 2022 has been withdrawn

Montreal, January 25, 2022 – CN (TSX: CNR, NYSE: CNI) today announced that it has entered into a Resolution Agreement with CIFF Capital and TCI (collectively “TCI”).

Earlier today, CN announced several changes to its Board including committing to appoint two new independent Directors to the Board by no later than CN’s 2022 Annual General Meeting (“AGM”).

The appointments of the two future independent directors to the Board have been mutually agreed between CN and TCI in the Resolution Agreement. As part of that Resolution Agreement, TCI has agreed to withdraw its requisition for a Special Meeting of Shareholders, which was previously scheduled to be held on March 22, 2022, and to support the election of all CN Director nominees at the 2022 and 2023 AGMs. In the event that either of the two new independent directors are unable to serve on the Board, CN and TCI have agreed, on a mutual agreement basis, to identify up to two alternate independent Directors with North American railroad experience prior to the 2022 AGM.

“We are pleased to have appointed a world-class CEO to lead CN during our next phase of growth and announced that we are continuing to add more highly qualified independent Directors to our Board. We have appreciated the input we have received from our shareholders throughout this process and are very excited about all that CN can achieve as we build the railway of the future.”
— Robert Pace, Chair of the Board of Directors of CN

“We are pleased to reach an arrangement that will strengthen CN’s Board with the addition of two new highly qualified Directors. TCI looks forward to constructive future engagement with CN.”
— Chris Hohn, TCI Founder and Portfolio Manager

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

CN Contacts:

Media	Investment Community
Canada	Paul Butcher
Jonathan Abecassis	Vice-President
CN Media Relations & Public Affairs	Investor Relations
(438) 455-3692	(514) 399-0052
Jonathan.Abecassis@cn.ca	investor.relations@cn.ca
Longview Communications & Public
Affairs
Martin Cej
(403) 512-5730
mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com / rkral@brunswickgroup.com